SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

6/25/02

FOR PERIOD ENDED **June 25, 2002**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

SUNGOLD ENTERTAINMENT CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2. Date of Material Change

June 25, 2002

Item 3. Press Release

June 25, 2002, Vancouver, British Columbia.

Item 4. Summary of Material Change

Sungold Entertainment Corp. announces wholly owned subsidiary Horsepower signs major new marketing partners and the appointment of a new director.

Item 5. Full Description of Material Change

SUNGOLD WHOLLY OWNED SUBSIDIARY HORSEPOWER SIGNS MAJOR NEW MARKETING PARTNERS

Vancouver, BC: JUNE 25, 2002 ~ Sungold Entertainment Corp. (OTCBB: SGGNF, Frankfurt: WKN 608164) Sungold Entertainment Corp. (SGGNF: BB) announces the appointment of Louis Hop Lee to its Board of Directors. Born in Hong Kong, Louis Hop Lee grew up in the United States and graduated from the University of California at Berkeley in Social Sciences (BA) and Hastings School of Law, University of California (JD). Mr. Lee practiced law in San Francisco. He also served as a Commissioner and President of the Civil Service Commission of San Francisco from 1979 to 1989. Recently, Mr. Lee has been based in Hong Kong, actively involved in the Asian business and corporate community. Mr. Lee served in corporate communications for Chinadotcom Corporation, a leading Internet company in Asia. Mr. Lee has been granted 150,000 incentive stock options in Sungold Entertainment Corp. exercisable at $0.20 USD per share for five years.

GAMEEAST.COM LIMITED JOINS HBN AS HORSEPOWER2'S MARKETING PARTNER

GameEast.com has entered into a marketing agreement to represent HBN as an online marketing partner. GameEast.com Limited is a leading game service provider/operator in the vibrant Hong Kong online games market, where it has a subscriber base in excess of 250,000 Hong Kong residents. GameEast.com Limited provides both proprietary games and those licensed from third party sources.

ORIENT GAMING AND CHINESE GOT2BET.COM JOIN HBN AS HORSEPOWER2'S MARKETING PARTNER

Orient Gaming has entered into an agreement to act as an online marketing partner for HBN. Orient Gaming operates Chinese got2bet.com, Asia's largest casino gaming portal. Orient Gaming's Managing Director Ted Loh founded got2bet.com in 2000. Mr. Loh has 20 years' marketing experience in the Asian region. Today, Ted is one of Asia's leading industry analysts.

SOUTHERN ENTERTAINMENTS JOINS HBN AS HORSEPOWER2'S MARKETING PARTNER

Southern Entertainments has entered into an agreement to act as an online marketing partner with HBN. Southern Entertainments owns and operates a chain of Internet cafes in Johannesburg, South Africa.

For more information or to be updated on future corporate news, please contact:
Stephan Horvath, Investor Relations Officer
Sungold Entertainment Corp.
888 669 9580
email: investor_relations@sungoldent.com

This news release contains forward-looking statements regarding projected revenues and corporate developments. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties such as risk associated with international markets, financing conditions and international currency fluctuations. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

Not applicable.

Item 7. Omitted Information

None.

Item 8. Senior Officer

KIM N. HART, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 25, 2002
Date

(signature)

Anne Kennedy
Name of Signatory

Director / Secretary
Position

Vancouver, BC
Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended June 25, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.
(the Registrant)

Date: June 25, 2002

By:* [signature]

*Print name and title under the signature of the signing officer